SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 SCHEDULE 13D (Rule 13d-101) UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. )[1]
Orexigen Therapeutics, Inc.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities) 686164 10 4
(CUSIP Number)
Domain Associates, L.L.C.	Ropes & Gray LLP
One Palmer Square	1211 Avenue of the Americas
Princeton, NJ 08542	New York, NY 10036
Attn: Kathleen K. Schoemaker	Attn: John C. MacMurray, Esq.
Tel: (609) 683-5656	Tel: (212) 596-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 23, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_________________________

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,see the Notes).

CUSIP No. 686164 10 4	Page 2 of 11 Pages

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Domain Partners VII, L.P. EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,121,163
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,121,163
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,121,163
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 686164 10 4	Page 3 of 11 Pages

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS DP VII Associates, L.P. EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 19,138
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 19,138
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,138
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 686164 10 4	Page 4 of 11 Pages

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Domain Partners V, L.P. EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,543,832
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,543,832
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,543,832
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 686164 10 4	Page 5 of 11 Pages

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS DP V Associates, L.P. EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 83,975
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 83,975
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,975
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 686164 10 4	Page 6 of 11 Pages

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Domain Associates, LL.C. EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,963
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,963
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,963
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. 686164 10 4	Page 7 of 11 Pages

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the “Common Stock”), of Orexigen Pharmaceuticals, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 12481 High Bluff Drive, Suite 160, San Diego, California 92130.

Item 2.	Identity and Background.

(a)       This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the "Exchange Act"): Domain Partners VII, L.P., a Delaware limited partnership ("DP VII"), DP VII Associates, L.P., a Delaware limited partnership ("DP VII A"), Domain Partners V, L.P., a Delaware limited partnership ("DP V"), DP V Associates, L.P., a Delaware limited partnership ("DP V A"), and Domain Associates, L.L.C., a Delaware limited liability company ("DA") (collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. The agreement among the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit A.

(b)-(c)   The principal business of each of DP VII and DP VII A is that of a private investment partnership. The sole general partner of DP VII and DP VII A is One Palmer Square Associates VII, L.L.C., a Delaware limited liability company (“OPSA VII”). The principal business of OPSA VII is that of acting as the general partner of DP VII and DP VII A. James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker, Brian K. Halak and Nicole Vitullo are the managing members of OPSA VII. The principal business of each of DP V and DP V A is that of a private investment partnership. The sole general partner of DP V and DP V A is One Palmer Square Associates V, L.L.C., a Delaware limited liability company (“OPSA V”). The principal business of OPSA V is that of acting as the general partner of DP V and DP V A. James C. Blair, Brian H. Dovey, Jesse I. Treu and Kathleen K. Schoemaker are the managing members of OPSA V. The principal business of DA is that of an investment manager. James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker, Brian K. Halak and Nicole Vitullo are the managing members of DA.

The principal address of each of the entities and individuals named in this Item 2 is c/o Domain Associates, L.L.C., One Palmer Square, Princeton, New Jersey 08542.

(d)–(e) During the last five years, none of the Reporting Persons or individuals named in this Item 2 has (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the individuals named in this Item 2 is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 23, 2009, the Issuer entered into a purchase agreement with Leerink Swann LLC and each of the other underwriters named therein (collectively, the “Underwriters”), related to a public offering of 10,000,000 shares of Common Stock at a price to the public of $7.50 per share. Under the terms of such purchase agreement, the Issuer granted the Underwriters a 30-day option to purchase an additional 1,500,000 shares of Common Stock to cover overallotments, if any. On July 24, 2009, the Underwriters exercised their overallotment option in full. Including the overallotment shares purchased, the Issuer sold 11,500,000 shares. The offering was made pursuant to a shelf registration statement the Issuer filed with the Securities and Exchange Commission on May 6, 2009, which became effective on May 14, 2009 (File No. 333-159015). The closing of the offering took place on July 28, 2009. DP VII and DP VII A purchased an aggregate of 650,000 shares of Common Stock in the offering at the public offering price

CUSIP No. 686164 10 4	Page 8 of 11 Pages

of $7.50 per share. The source of funds for such purchases was the working capital of DP VII and DP VII A, respectively.

Item 4.	Purpose of Transaction.

DP VII and DP VII A purchased additional Common Stock of the Issuer for investment purposes. Brian H. Dovey is a member of the Issuer’s Board of Directors, but except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The information below is based on a total of 46,161,541 shares of Common Stock outstanding after the completion of the offering described in Item 3 above.

(a)        DP VII directly beneficially owns 1,121,163 shares of Common Stock, or approximately 2.4% of the Common Stock outstanding. DP VII A directly beneficially owns 19,138 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. OPSA VII, as the general partner of DP VII and DP VII A, may be deemed to indirectly beneficially own the securities owned by DP VII and DP VII A. DP V directly beneficially owns 3,543,832 shares of Common Stock, or approximately 7.7% of the Common Stock outstanding. DP V A directly beneficially owns 83,975 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding. OPSA V, as the general partner of DP V and DP V A, may be deemed to indirectly beneficially own the securities owned by DP V and DP V A. DA directly beneficially owns 1,963 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

James C. Blair directly beneficially owns 19,373 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. Brian H. Dovey directly beneficially owns 20,128 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. Jesse I. Treu directly beneficially owns 15,096 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. Jesse I. Treu also indirectly beneficially owns, through Treu Associates, L.P., 14,090 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. Kathleen K. Schoemaker directly beneficially owns 9,058 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. Nicole Vitullo directly beneficially owns 3,019 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. Brian K. Halak directly beneficially owns 4,529 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(b)          The managing members of OPSA VII, OPSA V and DA may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by DP VII and DP VII A, by DP V and DP V A and by DA, respectively. Each of the managing members of OPSA VII, OPSA V and DA disclaims beneficial ownership of all securities other than those he or she owns directly, if any, or by virtue of his or her indirect pro rata interest, as a managing member of OPSA VII, OPSA V and/or DA, in the securities owned by DP VII and DP VII A, DP V and DP V A and/or by DA.

(c)	Except as described in this statement, none of the Reporting Persons has effected any transactions in

CUSIP No. 686164 10 4	Page 9 of 11 Pages

the Common Stock in the 60 days prior to the date of this statement.

(d)          Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.
Item 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (appears at page 11 of this Statement)

CUSIP No. 686164 10 4	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2009

DOMAIN PARTNERS VII, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VII ASSOCIATES, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN PARTNERS V, L.P.
By:	One Palmer Square Associates V, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP V ASSOCIATES, L.P.
By:	One Palmer Square Associates V, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN ASSOCIATES, L.L.C.
By:	/s/ Kathleen K. Schoemaker
Managing Member

CUSIP No. 686164 10 4	Page 11 of 11 Pages

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13D

______________________________

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: July 29, 2009

DOMAIN PARTNERS VII, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VII ASSOCIATES, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN PARTNERS V, L.P.
By:	One Palmer Square Associates V, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP V ASSOCIATES, L.P.
By:	One Palmer Square Associates V, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN ASSOCIATES, L.L.C.
By:	/s/ Kathleen K. Schoemaker
Managing Member